Obseva SA

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a biopharmaceutical company focused on the development of novel therapies to improve women’s reproductive health. We are advancing a pipeline of orally-administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with preterm labor and improvement of clinical pregnancy and live birth rates in women undergoing IVF. Our goal is to build the leading women’s reproductive health company focused on conditions where current treatment options are limited and significant unmet needs exist.

On July 27, 2022, we announced plans to initiate a corporate restructuring and refocus our development and commercialization strategy. We believed these changes were necessary due to the commercial landscape and potential additional capital needed to fund the completion of the linzagolix clinical development program, as the U.S. Food and Drug Administration (“FDA”) notified us of review issues regarding deficiencies in the New Drug Application (“NDA”) for linzagolix for uterine fibroids. These review issues precluded discussion of labeling and post-marketing commitments. As a result, our Board of Directors decided to undertake the following actions in July 2022: (i) give notice of termination of our license agreement with Kissei Pharmaceutical Co., Ltd (“Kissei”) for the development and commercialization of linzagolix (the “Kissei License Agreement”); (ii) commence planned corporate restructuring to resize the Company to be able to meet other license obligations and assess strategic options with respect to pipeline development; and (iii) file an application to the competent court in Geneva, Switzerland for a court-sanctioned moratorium to facilitate the planned restructuring. If granted, the moratorium will provide us with temporary protection against debt-enforcement and bankruptcy proceedings in Switzerland, with a view to make it possible for us to undertake restructuring measures under the supervision of one or more court-appointed administrators. Consistent with our plans to restructure our operations, we will initiate a mass dismissal process, pursuant to Swiss law. A final decision on the extent of the restructuring will be taken following a consultation process with our employees.

Linzagolix was granted marketing authorization for the management of moderate to severe symptoms of uterine fibroids in reproductive age women over 18 years old by each of the European Commission and the UK Medicines and Healthcare Products Regulatory Agency in June 2022.  As a result of the termination of the Kissei License Agreement, our licensing agreement with Theramex HQ UK Limited (“Theramex”) for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia (the “Theramex License Agreement”), was automatically assigned to Kissei and we have no further rights or obligations under the agreement.

Our portfolio currently consists of one mid-stage development in-licensed compounds (nolasiban) in development and one out-licensed mid- to late-stage development product (ebopiprant) for two indications intended to address areas that we believe present significant unmet medical needs:

Ebopiprant for the treatment of preterm labor

In July 2021, we entered into an agreement with Organon & Co. (“Organon”), whereby Organon licensed the global development, manufacturing and commercial rights to ebopiprant (formerly OBE022), an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. Organon intends to work with the scientific and medical communities and regulatory authorities in major markets, including the United States, to advance the clinical development and registration of ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. We are entitled to receive tiered double-digit royalties on commercial sales as well as up to USD 500 million in upfront and milestone payments, including USD 25 million that was paid at signing, up to USD 90 million in development and regulatory milestones and up to USD 385 million sales-based milestones.

Nolasiban for the improvement of pregnancy and birth rates in women undergoing embryo transfer following in-vitro fertilization

In January 2020, we and Hangzhou YuYuan BioScience Technology Co., Ltd., or YuYuan, entered into a sublicense agreement (the “YuYuan Sublicense Agreement”) to develop and commercialize Nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF, in the People's Republic of China. Under the terms of the agreement, YuYuan has the exclusive rights to develop and commercialize nolasiban in China and will fund all development and registration activities in China, starting with the commitment to conduct Phase 1 trials and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of China and have agreed to collaborate with YuYuan on its global development. Our development and commercialization partnership with YuYuan continues with steering committee meetings to define the development plan for nolasiban in China for women undergoing embryo transfer following IVF.

Obseva SA

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to our portfolio and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity and debt. From inception through June 30, 2022, we raised an aggregate of USD 447.2 million of net proceeds from the sale of equity securities and USD 64.5 million from the issuance of debt instruments, of which USD 25.0 million has been repaid.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were USD 44.6 million and USD 39.1 million for the six-months ended June 30, 2022 and June 30, 2021, respectively. As of June 30, 2022, we had accumulated losses of USD 512.2 million, out of which USD 30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used USD 26.0 million and USD 40.1 million of cash in operations in the six-months ended June 30, 2022 and June 30, 2021, respectively, and we anticipate that our expenses will remain significant in connection with our ongoing activities as we:

•	continue to invest in the clinical development of our product candidates and any clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;
•	hire additional research and development and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates;
•	prepare for the commercialization, if approved, for any of our product candidates, and
•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all. We are also exploring various alternatives for the future potential development and commercialization of our product candidates, including through collaborations with third parties.

We have no manufacturing facilities, and all of our product manufacturing is contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials.

COVID-19 and Geopolitical Events Business Update

We have implemented a number of plans and policies designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. We continue to closely monitor the ongoing COVID-19 situation and will evolve our plans and policies as needed going forward. If the COVID-19 pandemic continues to persist for an extended period and begins to impact essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing of clinical trial supply.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business and operations, or the business and operations of our strategic partners, will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19.

In addition, the U.S. government and other nations have imposed significant restrictions on most companies’ ability to do business in Russia as a result of the ongoing military conflict between Russia and Ukraine. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our business, ability to develop our product candidates, our supply chain or our collaborators.

Obseva SA

Strategic Licensing Agreements

Linzagolix

Kissei

In November 2015, we entered into the Kissei License Agreement with Kissei. Pursuant to the Kissei License Agreement we received an exclusive license to develop, manufacture and commercialize products containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In July 2022, in connection with our plans to initiate a corporate restructuring and refocus our development and commercialization strategy, the Kissei License Agreement was terminated.

Theramex

In February 2022, we entered into the Theramex License Agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia.   As a result of termination of the Kissei License Agreement in July 2022, the Theramex License Agreement was automatically assigned to Kissei and the Company has no further rights or obligations under the agreement.

Ebopiprant

Merck Serono

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including ebopiprant. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Organon

In July 2021, we entered into an agreement with Organon, pursuant to which we granted to Organon exclusive rights to develop, use, register, import, export, manufacture, market, promote, distribute, offer for sale and commercialize ebopiprant worldwide. In consideration for entering into the agreement, Organon has agreed to make up to USD 500 million in upfront and milestone payments, including USD 25 million that was paid at signing, up to USD 90 million in development and regulatory milestones and up to USD 385 million in sales-based milestones. In addition, Organon has agreed to pay us tiered double-digit royalties on annual net sales of all products, subject to specified reductions, until, on a country-by-country and product-by-product basis, the latest of (i) the expiration of the last valid claim covering such product in such country, (ii) expiration of regulatory exclusivity for such product in such country, and (iii) ten years from the first commercial sale of such product in such country.

Nolasiban

Ares Trading

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair value of USD 4.9 million based on an exchange rate of USD 1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Obseva SA

YuYuan

In January 2020, we entered into the YuYuan Sublicense Agreement with YuYan, pursuant to which we granted to YuYuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the YuYuan Sublicense Agreement, YuYuan has agreed to make aggregate milestone payments of up to USD 17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to USD 115.0 million upon the achievement of additional, tiered sales milestones. In addition, YuYuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

Components of Results of Operations

Revenue and other operating income

To date, we have not generated any revenue from product sales and we do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates.

Other operating income consists primarily of gains on disposal of intangible assets that we recognize when entering into certain agreements with partners for the development and/or commercialization of the product candidates we have been developing.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

We expect our research and development expenses will remain significant for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and potentially toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

Obseva SA

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes commercialization readiness costs, facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expenses will decrease in the future as a result of our planned corporate restructuring; however, we may incur material restructuring costs in the third and fourth quarter of 2022. We also anticipate that we will continue spending material accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Expense, Net

Finance expense, net, consists mainly of foreign exchange loss and gain, as well as interest expense associated with our lease liabilities and debt instruments. We anticipate that our finance expense, net will increase in the future due to interest expense due on outstanding debt, as well as the potential extinguishment charge associated with the early retirement of the outstanding convertible notes under the Securities Purchase Agreement with JGB, subject to future additional borrowings under the Securities Purchase Agreement.

Taxation

We are subject to corporate taxation in Switzerland, Ireland, Netherlands and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2021, we had tax loss carryforwards totaling USD 422.1 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Swiss, Irish and Dutch subsidiaries had no activity in 2022 or 2021. Our US subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses during 2022 and 2021.

Analysis of Results of Operations

Comparison of the three-month periods ended June 30, 2022 and June 30, 2021

Other operating income

Other operating income in the three-month period ended June 30, 2022 amounted to USD 2.6 million (USD 4 thousand in the three-month period ended June 30, 2021) due to the remaining portion of upfront proceeds received from the Theramex License Agreement, which was recognized upon obtaining marketing authorization from the European Commission in June 2022.

Obseva SA

Operating Expenses

Research and Development Expenses

	Three-month period ended June 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(3,575)	$(9,759)	$6,184
Ebopiprant	(92)	(627)	535
Nolasiban	(17)	(168)	151
Unallocated expenses
Staff costs	(2,684)	(2,991)	307
Other research and development costs	(743)	(940)	197
Total research and development expenses	$(7,111)	$(14,485)	$7,374

Research and development expenses decreased by USD 7.4 million in the three-month period ended June 30, 2022 compared to the three-month period ended June 30, 2021, primarily due to lower expenditures in our linzagolix program due to the timing of clinical trial activity.

General and Administrative Expenses

	Three-month period ended June 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Staff costs	$(2,907)	$(1,264)	$(1,643)
Professional fees	(3,679)	(1,486)	(2,193)
Other general and administrative costs	(925)	(1,138)	213
Total general and administrative expenses	$(7,511)	$(3,888)	$(3,623)

General and administrative expenses in the three-month period ended June 30, 2022 increased by USD 3.6 million compared to the three-month period ended June 30, 2021, primarily due to increased staff costs related to share-based compensation expense and increased professional fees resulting from the preparation of expected commercialization of linzagolix and related regulatory submissions.

Impairment expense

	Three-month period ended June 30,
	2022	2021	Change
	(in thousands) (unaudited)
Impairment of intangible asset	$(19,400)	—	$(19,400)

Impairment expense in the three-month period ended June 30, 2022 increased by USD 19.4 million compared to the three-month period ended June 30, 2021, due to the review issues communicated by the FDA regarding deficiencies in the NDA for linzagolix for uterine fibroids. We concluded that the full remaining net book value of the asset was impaired as of June 30, 2022 and recorded a charge of USD 19.4 million.

Obseva SA

Finance Expense, Net

	Three-month period ended June 30,
	2022	2021	Change
	(in thousands) (unaudited)
Interest expense	$(1,690)	(673)	$(1,017)
Foreign exchange gain / (loss)	356	$(73)	429
Finance expense, net	$(1,334)	$(746)	$(589)

Finance expense, net in the three-month period ended June 30, 2022 increased by USD 0.6 million compared to the three-month period ended June 30, 2021, primarily due to interest expense associated with our debt instruments and lease liabilities, as well as foreign exchange gain and loss.

Comparison of the six-month periods ended June 30, 2022 and June 30, 2021

Other operating income

Other operating income increased in the six-month period ended June 30, 2022 by USD 4.8 million due to the upfront proceeds received from the Theramex License Agreement, net of the derecognition of the related intangible asset.

Operating Expenses

Research and Development Expenses

	Six months period ended June 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(5,545)	$(21,225)	$15,680
Ebopiprant	(96)	(1,121)	1,025
Nolasiban	(102)	(267)	165
Unallocated expenses
Staff costs	(5,393)	(6,038)	645
Other research and development costs	(1,583)	(1,350)	(233)
Total research and development expenses	$(12,719)	$(30,001)	$17,282

Research and development expenses decreased by USD 17.3 million in the six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021, primarily due to lower expenditures in our linzagolix and ebopiprant programs due to the timing of clinical trial activity.

General and Administrative Expenses

	Six months period ended June 30,
	2022	2021	Change
	(in thousands)
	(unaudited)
Staff costs	$(5,254)	$(3,795)	$(1,459)
Professional fees	(7,514)	(2,507)	(5,007)
Other general and administrative costs	(1,976)	(1,777)	(199)
Total general and administrative expenses	$(14,744)	$(8,079)	$(6,665)

General and administrative expenses in the six-month period ended June 30, 2022 increased by USD 6.7 million compared to the six-month period ended June 30, 2021, primarily due to increased staff costs resulting from salaries and share-based compensation expense, and increased professional fees resulting from commercialization activities for linzagolix, as well as legal fees resulting from licensing and financing transactions.

Obseva SA

Impairment expense

	Six months period ended June 30,
	2022	2021	Change
	(in thousands) (unaudited)
Impairment of intangible asset	$(19,400)	—	$(19,400)

Impairment expense in the six-month period ended June 30, 2022 increased by USD 19.4 million compared to the six-month period ended June 30, 2021, due to the review issues communicated by the FDA regarding deficiencies in the NDA for linzagolix for uterine fibroids. We concluded that the full remaining net book value of the asset was impaired as of June 30, 2022 and recorded a charge of USD 19.4 million.

Finance Expense, Net

	Six months period ended June 30,
	2022	2021	Change
	(in thousands) (unaudited)
Interest expense	$(3,138)	(1,345)	$(1,793)
Foreign exchange gain / (loss)	660	318	342
Finance expense, net	$(2,478)	$(1,027)	$(1,451)

Finance expense, net in the six-month period ended June 30, 2022 increased by USD 1.5 million compared to the six-month period ended June 30, 2021, primarily due to interest expense associated with our debt instruments and lease liabilities, as well as foreign exchange loss and gain.

Liquidity and Capital Resources

Sources of Funds

As of June 30, 2022, we had USD 45.1 million in cash and cash equivalents, of which USD 31.0 million was restricted.

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity, debt financing and license of our product candidates. From inception through June 30, 2022, we raised an aggregate of USD 447.2 million of net proceeds from the sale of equity securities, through public and private offerings and our at-the-market programs. In July 2021, we received USD 25.0 million from Organon in connection with the licensing agreement for ebopiprant. In February 2022, we received EUR 5.0 million from Theramex in connection with the Theramax License Agreement. As of June 30, 2022, we have net borrowings of USD 32.9 million under our Securities Purchase Agreement with JGB, a portion of which was used to fully retire our prior credit facility, or the Oxford Credit Facility, with Oxford Finance LLC in October 2021.

Securities Purchase Agreement

On October 12, 2021, we entered into the Securities Purchase Agreement with JGB, which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches. We received gross proceeds of USD 30 million at closing and used the proceeds to repay all amounts outstanding under the Oxford Credit Facility. On January 28, 2022, we entered into an amendment agreement and an amended and restated securities purchase agreement, or the Amendment Agreements, with JGB regarding the second tranche under the Securities Purchase Agreement. In connection with the Amendment Agreements, we received proceeds of USD 10.5 million (USD 975 thousand of original issue discount) in the second tranche, funded on January 28, 2022, and the conversion price for the note issued in the second tranche was adjusted to a price of USD 1.66 per common share. In addition, as adjusted pursuant to the Amendment Agreements, we issued a warrant to purchase 1,018,716 of our common shares at an exercise price of USD 1.87 per share. Additionally, JGB waived certain conditions required to be met to fund the second tranche. Our net borrowings under the Securities Purchase Agreement as of June 30, 2022 were USD 32.9 million.

On May 27, 2022, we entered into a waiver and amendment agreement with JGB, whereby JGB agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would have been entitled to as a result of our failure to meet the Minimum Stock Price Condition. In exchange, we agreed to further restrictions on the existing account control agreement in favor of JGB to establish a “blocked” account control agreement with respect to the applicable bank account. As of June 30, 2022, we held USD 31.0 million in such deposit account, or the Account Balances, which is classified as Restricted Cash in the

Obseva SA

unaudited condensed consolidated balance sheets.  The minimum cash amount is subject to additional incremental increases totaling USD 21.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement.

The Securities Purchase Agreement includes affirmative and negative covenants applicable to us and our subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the SEC, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Securities Purchase Agreement contains customary negative covenants limiting our ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of June 30, 2022, we were in compliance with our covenants.

On July 31, 2022, we entered into an amendment and forbearance agreement, or the Amendment, with JGB, as a result of our previously announced application for a court-sanctioned moratorium which resulted in certain events of default under the convertible notes issued in the first and second tranches under the Securities Purchase Agreement, or the Outstanding Notes. Pursuant to the Amendment, we and JGB agreed to apply the USD 31 million Account Balances against the outstanding principal balance under Outstanding Notes on a pro rata basis, and JGB waived any application of the 25% prepayment premium permitted under the Outstanding Notes with respect to the Account Balances. In addition, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Securities Purchase Agreement, the Outstanding Notes, or any ancillary agreements thereto, or the Transaction Agreements, with respect to the Events of Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, USD 1.5 million was added to the outstanding principal balance under the Outstanding Notes, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the Outstanding Notes, the conversion price of the Outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the Outstanding Notes) and our right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the Outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement.

We may potentially receive funds from each of the remaining seven tranches under the Securities Purchase Agreement, which may be funded in JGB’s sole discretion.

ATM Program

During the six-month period ended June 30, 2022, we sold a total of 3,743,911 treasury shares at an average price of USD 1.51 per share, as part of our prior and current at-the-market (ATM) programs and received net cash proceeds of USD 5.5 million after deducting USD 0.2 million of directly-related issuance costs.

In July 2022, we sold a total of 3,077,175 treasury shares at an average price of USD 0.29 per share, as part of our ATM program with SVB Leerink LLC. These multiple daily transactions generated total gross proceeds of USD 0.9 million.

Material Cash Requirements

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. As of June 30, 2022, other than our Securities Purchase Agreement with JGB, we have no other ongoing material financing commitments, such as lines of credits or guarantees.

We expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be unable to continue operations or we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We have incurred recurring losses since inception, including net losses of USD 44.6 million for the six-month period ended June 30, 2022. As of June 30, 2022, we had accumulated losses of USD 512.2 million, out of which USD 30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of June 30, 2022, we had cash and cash equivalents of USD 45.1 million, of which USD 31.0 million is restricted. We have prepared our consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. To date, we have funded our operations through equity and debt offerings and through payments from licensors. We believe that our current cash and cash equivalents, after taking into account our planned corporate restructuring actions, including a mass dismissal process pursuant to Swiss law, are only sufficient to fund our operating expenses into the fourth quarter of 2022 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to

Obseva SA

continue as a going concern within one year from the date of the issuance of the consolidated financial statements. Our future viability is dependent on our ability to raise additional capital to finance our future operations and implement a successful corporate reorganization. We may raise funds through equity or debt offerings. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our operations, financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore all potential options to obtain additional funding. However, there is no assurance that we will be successful in raising funds, sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

Our future material cash requirements will depend on many factors, including:

•

actions taken in connection with or as a result of our planned corporate restructuring to resize the Company and be able to meet other license obligations and assess strategic options with respect to pipeline development;

•	the scope, progress, results and costs of nonclinical studies and clinical trials for our product candidates;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for nolasiban;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from royalties and milestone payments. We may be unable to derive revenue from sales of products, on a timely basis or at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, such as our licensing agreement with Organon for ebopiprant, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be unable to continue operations or may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Obseva SA

The following table shows a summary of our cash flows for the six-month periods ended June 30, 2022 and June 30, 2021:

	Six months period ended June 30,
	2022	2021
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$54,734	$31,183
Net cash used in operating activities	(25,971)	(40,104)
Net cash from/ (used in) investing activities	5,676	(10)
Net cash from financing activities	11,027	67,939
Effect of exchange rates	(340)	(85)
Cash and cash equivalents at end of period	$45,126	$58,923

Operating Activities

Net cash used in operating activities was USD 26.0 million for the six-month period ended June 30, 2022 compared to USD 40.1 million for the six-month period ended June 30, 2021.  The decrease in our cash used in operating activities of USD 14.1 million is due to an increase in net loss of USD 5.4 million, offset by changes in net working capital of USD 3.9 million and a decrease in non-cash items of USD 15.6 million.

Investing Activities

Net cash from investing activities was USD 5.7 million for the six-month period ended June 30, 2022, compared to net cash used in investing activities of USD 10 thousand for the six-month period ended June 30, 2021.  The increase in net cash from investing activities of USD 5.6 million consisted primarily of the upfront proceeds from the Theramex License Agreement, net of the derecognition of the related intangible asset.

Financing Activities

Net cash from financing activities was USD 11.0 million for the six-month period ended June 30, 2022 compared to USD 67.9 million for the six-month period ended June 30, 2021. The decrease in net cash from financing activities of USD 56.9 million is primarily due to a decrease in proceeds from the issuance of shares of USD 43.3 million from our current and prior ATM programs and a decrease in the proceeds from the exercise of warrants of USD 22.1 million, offset by USD 8.6 million in proceeds from the issuance of convertible debt under the Securities Purchase Agreement with JGB.

Main Contractual Obligations and Commitments

Under our license agreement with Merck Serono, we may be required to pay royalties in the future.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

As described below, the accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2021, which should be read in conjunction with the unaudited condensed consolidated financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Obseva SA

Recent Accounting Pronouncements

The adoption of International Financial Reporting Standards (IFRS) as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2022 had no material impact on our financial position.

JOBS Act Exemption

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in January 2017, (b) in which we have total annual gross revenues of at least USD 1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission (SEC), which means the market value of our common shares that is held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period. As of June 30, 2022, we have not met any of these criteria. We will be an “emerging growth company” until December 31, 2022.

Obseva SA

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 10, 2022, and the Risk Factors disclosed in our Report on Form 6-K filed with the SEC on May 17, 2022 and our Report on Form 6-K filed with the SEC on August 15, 2022, to which this Exhibit is attached, and other filings we make with the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. These risks and uncertainties include factors relating to:

•

the outcome and potential impact of our filing to the competent court in Geneva, Switzerland for a court-sanctioned moratorium, including with respect to our agreements with third parties, including the Securities Purchase Agreement with JGB, of our planned mass dismissal process, and in our ability to successfully restructure our operations and refocus our development and commercialization strategy;

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including ongoing and future trials of nolasiban;
•

our or our partners’ ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, ebopiprant and nolasiban, in any of the indications for which we or our partners plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	our ability to continue as a going concern and to obtain funding for our operations, and the terms on which we are able to raise that additional capital;
•	the availability of funds under the Securities Purchase Agreement or any future financing arrangement;
•	the ability of our common shares to continue being listed on the Nasdaq Global Select Market;
•	our plans to research, develop and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the clinical utility of our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make or that we may receive under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	the duration, severity and impact on our operations and clinical trials of the COVID-19 pandemic or other geopolitical events;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors”.

Obseva SA

Forward-looking statements speak only as of the date they are made. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by law.